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November 4, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549-3628

Attention: Mr. Perry J. Hindin, Special Counsel

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Re:	Pericom Semiconductor Corporation

Definitive Proxy Statement on Schedule 14A

Filed October 30, 2015

File No. 000-27026

Dear Mr. Hindin:

On behalf of Pericom Semiconductor Corporation (“Pericom” or the “Company”), we submit this letter in response to the comment contained in the letter (the “Comment Letter”) from the staff of the Office of Mergers & Acquisitions in the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated November 3, 2015, with respect to Pericom’s definitive proxy statement on Schedule 14A originally filed with the Commission on October 30, 2015 (the “Proxy Statement”). For your convenience, we have included below background information of the matter, repeated in italicized text the comment of the Staff contained in the Comment Letter and set forth our response below such comment. All terms used but not defined in this letter have the meanings assigned to such terms in the Proxy Statement.

Background

On September 2, 2015, Pericom, Diodes Incorporated (“Diodes”) and PSI Merger Sub, Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Diodes agreed to acquire Pericom through a merger of Merger Sub with and into Pericom (the “Merger”). If the Merger is consummated, Pericom shareholders will receive cash consideration in exchange for their Pericom shares. The Merger is subject to customary closing conditions, including approval of the Merger by holders of a majority of Pericom’s common stock.

November 4, 2015

Comment

Please tell us how the Company has complied with Exchange Act Rule 14a-13(a)(3) with respect to the solicitation described in the referenced proxy statement. Include in your response the date that the Company conducted the inquiry required by Rule 14a-13(a)(1). It is our understanding that the Company may have conducted such inquiry on September 8, 2015 notwithstanding a record date of September 22, 2015.

Response

Under Rule 14a-13(a)(1), if a registrant knows that securities of any class entitled to vote at a meeting subject to proxy solicitation are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the registrant is required to distribute so-called broker search cards, inquiring with respect to the beneficial ownership of the securities so held of record. The timing of such an inquiry is governed by Rule 14a-13(a)(3), which provides, in relevant part, that the registrant shall

“[m]ake the inquiry required by paragraph (a)(1) of this section at least 20 business days prior to the record date of the meeting of security holders or (i) [i]f such inquiry is impracticable 20 business days prior to the record date of a special meeting, as many days before the record date of such meeting as is practicable…”

The Company’s proxy solicitor caused broker search cards, including the record date of September 22, 2015, to be issued on September 8, 2015, such date being ten (10) business days and fourteen (14) calendar days prior to the Record Date. We respectfully submit that doing so was fully consistent with Rule 14a-13(a)(3).

The Company believes that it would have been impracticable to set a record date a full 20 business days following the issuance of broker search cards and had good cause for establishing the September 22, 2015 record date, including the following:

•	under Section 5.9 of the Merger Agreement, the Company was under a contractual obligation “as promptly as practicable following the date of this Agreement [i.e. September 2, 2015]” to duly call, give notice of, convene and hold a meeting of its shareholders to obtain approval of, among other things, the Merger (the “Special Meeting”);

•	the longer the Merger is pending, the greater the risk that customers, suppliers and others that deal with the Company will defer entering into contracts with the Company, defer making decisions concerning the Company or seek to change existing business relationships with the Company;

•	the longer the Merger is pending, the greater the risk that the Company will be unable to retain and motivate key personnel;

November 4, 2015

•	under Section 5.1 of the Merger Agreement, prior to the Merger’s consummation, the Company is constrained in the conduct of its business, including limitations on its ability to incur indebtedness, declare dividends, enter into or modify material contracts, modify employee benefit arrangements, increase compensation for employees, hire new employees or officers, amend its organizational agreements, make capital expenditures and settle claims, any of which could materially impair the Company’s business;

•	delay in the consummation of the Merger will delay receipt by Pericom’s shareholders of the Merger consideration;

•	the Company’s proxy solicitor has reported that 10 business days would be more than adequate to obtain timely responses to broker search cards; and

•	the Company’s proxy solicitor has also reported that, in light of the increased turnover in Pericom’s common stock following announcement of the Merger, conducting a broker search inquiry 10 business days, rather than 20 business days, prior to the record date, should elicit responses that more accurately reflect the true beneficial ownership of Pericom’s stock as of the record date.

We note that all broker search cards have been distributed and the Company’s proxy solicitor has informed us that it has already received responses from all of the record holders. Accordingly, the Company notes that a period of less than 20 business days between the distribution of broker search cards and the record date has not harmed the Company’s shareholders and the Company has been able to distribute sufficient copies of its definitive proxy statement to its shareholders. While the absence of harm to shareholders does not impact the impracticability determination, the Company believes that it is worth noting.

We would also be happy to provide several examples of significant merger transactions where the inquiry was successfully conducted 10 calendar days or less prior to the record date.

In addition, the Company has informed us that had the Company’s preliminary proxy statement not received initial comments from the Commission, the Company was prepared to (i) mail the definitive proxy statement on September 28, 2015 and (ii) convene the Special Meeting as promptly practicable thereafter.

On the basis of the foregoing, we respectfully submit that distributing broker search cards 20 business days prior to the Record Date was impracticable within the meaning of Rule 14a-13(a)(3)(i) and that the Company has complied with Rule 14a-13 with respect to the Special Meeting.

Given the significance and urgency of this matter, your timely response would be most appreciated. If you have any questions or require any further information regarding the matters contained in this letter, please feel free to contact me at (650) 463-3060 or tad.freese@lw.com.

November 4, 2015

Very truly yours,

/s/ Tad Freese
Tad Freese
of LATHAM & WATKINS LLP

cc:	Alex Hui, Pericom Semiconductor Corporation